

PRESS RELEASE

FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION:

Reid French
256-730-2602
reid.french@intergraph.com

Intergraph Reaches Patent Settlement with Gateway

Terms Include $10 Million Cash Payment and Future Royalties on Gateway and eMachines Computer Systems Sales

HUNTSVILLE, AL, May 12, 2004 -- Intergraph Corporation <NASDAQ: INGR>, the world leader in delivering software and services for the management and visual representation of complex information, announced today that the Company has resolved its patent infringement claims against Gateway, Inc. ("Gateway") with regard to its Clipper patents. Under the terms of the settlement, Gateway will pay Intergraph $5 million within 10 days of execution of the settlement agreement and an additional $2.5 million on both July 1, 2004 and October 1, 2004. In addition, Gateway will make future royalty payments to Intergraph of $1.25 per unit for certain U.S. sales of Gateway computer systems through February 2009. Under the terms of the settlement, Gateway also obtained a Clipper license for eMachines and agreed to pay royalties to Intergraph of $1.25 per unit for certain U.S. sales of eMachines computer systems through February 2009.

Commenting on the settlement, Intergraph CEO & President Halsey Wise said, "We are pleased to have resolved this component of our OEM patent litigation. We are happy with the terms of the Gateway settlement, particularly the future royalty component."

The settlement announced today provides a license to Gateway and eMachines for Intergraph's Clipper family of patents and provides for the resolution of all patent litigation between Intergraph and Gateway. As was previously disclosed, Intergraph recently announced settlements of related patent litigation with Dell, Intel and AMD. Intergraph will continue to pursue the OEM case against HP, which is set for trial on August 2, 2004. The Intergraph Clipper patents relate to computer system memory management technology.

Intergraph was represented in this matter by the law firm of Robins, Kaplan, Miller & Ciresi L.L.P.

# # #

About Intergraph

Intergraph is the world leader in delivering software and services for the management and visual representation of complex information. Our commitment to the customers and markets we serve, history of innovation and proven solutions span 35 years. Governments and businesses in over 100 countries around the world rely on our technology and services to support better and faster operational decisions. Intergraph's stock trades on the NASDAQ market under the symbol "INGR," and the company can be found on the web at www.intergraph.com.

Intergraph and the Intergraph logo are registered trademarks of Intergraph Corporation. Other brands and product names are trademarks of their respective owners.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements (all statements other than those made solely with respect to historical fact) within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements and the Company's liquidity, financial condition, results of operations, and prospects (including those relating to the Company's patent litigation and enforcement program) are subject to known and unknown risks and uncertainties (some of which are beyond the Company's control) that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, potential adverse outcomes in our efforts to protect our intellectual property (including with respect to the settlement announced today, the Company's claims against certain original equipment manufacturers, such as Hewlett-Packard Co., and other ongoing and potential litigation and patent enforcement efforts), the ability, timing and cost (including the calculation of success and other fees) to enforce and protect the Company's intellectual property rights, material changes with respect to our business, worldwide political and economic conditions and changes, risks associated with doing business internationally (including foreign currency fluctuations), the ability to attract or retain key personnel, increased competition, rapid technological change, unanticipated changes in customer requirements, the ability to access the technology necessary to compete in the markets served and other risks detailed in our press releases and filings with the Securities and Exchange Commission.